CONFIDENTIAL TREATMENT REQUESTED1

December 27, 2016

VIA EDGAR TRANSMISSION

Ethan Horowitz, Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:      Petróleo Brasileiro S.A.

Form 20-F for Fiscal Year Ended

December 31, 2015
Filed April 28, 2016
File No. 1-15106

Dear Mr. Horowitz:

By letter dated November 30, 2016, you provided certain additional comments on the annual report on Form 20-F of Petróleo Brasileiro S.A. – Petrobras (the “Company,” “Petrobras” or “we”) for the year ended December 31, 2015 (the “2015 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment 1:

We note your response to prior comment 3. We also note the disclosure in your Form 6-K dated November 14, 2016 which states that your assets were tested for impairment in September 2016 due to decreased future capital expenditures, as well as adjustments in mid and long term assumptions caused by changes in the Brazilian political/economic scenarios and a slower recovery of oil prices. Revise your disclosure to include a discussion related to the degree of uncertainty associated with your key assumptions and identify the potential events that management reasonably expects could negatively affect your key assumptions. Refer to Item 5.D. of Form 20-F and Section V of SEC Release No. 33-8350.

1 Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

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Response:

As set forth in note 13 to our financial statements as of and for the nine month period ended September 30, 2016, changes mainly driven by the Brazilian political and economic scenarios, a slower recovery of oil prices and our plan to reduce our leverage, which impacted the medium and long term assumptions used in our updated Business and Management Plan that was finalized and approved in the third quarter of 2016, triggered impairment assessment for certain assets.

Our 2015 Form 20-F addresses, under “Risk Factors,” the risk of substantial impairment due to uncertainties in the economic, regulatory, business or political environment in Brazil or other markets where we operate, such as the significant decline in international oil prices in recent years, the devaluation of the Real and lower projected economic growth in Brazil, as well as changes in financing conditions for projects (See Item 3. “Key Information – Risk Factors – Risks Relating to Our Operations”).

In response to the staff’s comment, we will expand the discussion in our future annual reports to include a more detailed explanation under “Critical Accounting Policies and Estimates” of how the key assumptions in our Business and Management Plan may impact the cash flow projections, and therefore, the value in use of our assets, including potential events that we may reasonably expect could negatively affect these assumptions. The language below illustrates this approach; we will provide disclosure of similar scope in future filings.

The base case scenario in our Strategic Plan assumes moderate economic growth and increasing local environmental concern, which result in a growth rate for oil demand that is lower than the historical average. These assumptions also apply to other price forecasts. Oil product price forecasts, for instance, are based on an analysis of future demand growth and refining capacity expansions, resulting in a projected refining capacity utilization level for the forecast period, and refining margins that are consistent with that level.

Historically, international prices for crude oil, oil products and natural gas have fluctuated widely as a result of many global and regional factors. We expect continuing volatility and uncertainty in international prices for crude oil, oil products and natural gas.

Changes in the economic environment may result in changing assumptions and consequently the recognition of impairment charges on certain of our assets. For example, the Brent price directly impacts our sales revenue and refining margins, while the Real/U.S. dollar exchange rate mainly impacts our capital and operating expenditures. Changes in the economic and political environment may also result in higher country risk projections, and as a consequence, discount rates for impairment testing would be increased. In addition, our capital expenditure decisions, which are also affected by our plan to reduce our leverage, may result in postponement or termination of projects, reducing their economic feasibility.

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Examples in recent periods have included the significant decline in international crude oil and gas prices that began in 2014, changes in the Real/U.S. dollar exchange rate, lower projected economic growth in Brazil, and changes in financing conditions for our investments. These assumptions involve a significant degree of uncertainty and do not operate independently.

Comment 2:

We note that the assumptions of future Brent prices per barrel, Real/U.S. dollar exchange rates and discount rates used in your impairment tests were revised during the third quarter of 2016. Expand your disclosure to provide a reasonably detailed discussion of the sensitivity of carrying amounts to changes in the material assumptions used in your impairment tests, including a range of reasonably possible outcomes within the next financial year. Your disclosure should identify the material assets that are more at risk of future impairment because the recoverable amount is not substantially in excess of its carrying amount. Refer to paragraph 129 of IAS 1, Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release Nos. 33-8350. If you believe this type of disclosure is impracticable, provide the disclosures outlined in paragraph 131 of IAS 1.

Response:

Impairment tests on our assets or groups of assets, mainly in the exploration and production (E&P) and downstream segments, involve uncertainties mainly related to our key assumptions: average Brent prices and Real/U.S. dollar exchange rates. A significant number of interdependent variables, such as reserves volumes, useful life of fields and timing of abandonment, are derived from these key assumptions and there is a high degree of complexity in their application in our impairment tests. Accordingly, we believe it is impracticable to present a reliable range of the possible effects of these variables, such as a disclosure of the sensitivity of carrying amounts to changes in the key assumptions.

In Note 5 (Critical Accounting Policies and Estimates) to the financial statements included in our 2015 Form 20-F, we discuss the fact that lower future oil and gas prices, considering long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates, are factors that could trigger the need for impairment assessment.

Under “Risk Factors” in the 2015 Form 20-F, we explain that changes in the economic, regulatory, business or political environment in Brazil or other markets where we operate, such as the recent significant decline in international crude oil and gas prices, changes in the Real/U.S. dollar exchange rate and lower projected economic growth, as well as changes in financing conditions for such projects, among other factors, may result in the recognition of impairment charges in certain of our assets.

We will expand our discussion in our future annual reports to include a more detailed explanation under “Critical Accounting Policies and Estimates” by identifying the categories of assets with recoverable amounts not substantially in excess of their carrying amount, which may

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be subject to additional impairment charges. The language below illustrates this approach; we will provide disclosure of similar scope in future filings.

Impairment tests on our assets or groups of assets involve uncertainties mainly related to the key assumptions: average Brent prices and Real/U.S. dollar exchange rates. A significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in our impairment tests.

The recoverable amount of certain assets was not substantially in excess of their carrying amounts and, therefore, changes in material assumptions may result in the recognition of additional impairment charges on these assets within the next financial year. For example, the expectation of a slower recovery of oil prices when compared to estimates for the previous year resulted in impairment charges recognized in 2016.

The carrying amount of material assets for which the recoverable amounts were not substantially in excess of their carrying amount is set out in the following table:

[Disclosure will include a table identifying the carrying amount at period-end, and the business segment, for each asset or CGU for which the recoverable amount was not substantially in excess of the carrying amount.]

Comment 3:

Your response to prior comment 4 describes how you determined your pricing assumptions and how accurate your assumptions have been in the past. Revise your disclosure to provide similar information to what you provided in your response. Refer to Item 5.D of Form 20-F and Section V of SEC Release No. 33-8350.

Response:

In our future filings, we will provide more detailed explanation under “Critical Accounting Policies and Estimates” by including similar information to what we included in our response to prior comment 4, excluding the information that was provided on a confidential basis. The following disclosure illustrates the scope of the disclosure, as it would have appeared in our 2015 Form 20-F:

Our crude oil price forecasts are based on a nonlinear relationship between variables that are intended to reflect market supply and demand fundamentals. This model also takes into account other relevant factors, such as historical idle capacity, industry costs, oil and gas production forecasted by specialized firms, the relationship between the oil price and the U.S. dollar exchange rate, as well as the impact of OPEC on the oil market.

The refining value of the different crude oil streams is determined based on their physical characteristics (such as density and Sulphur content), which influence the crude oil yields in the refining process and oil products prices.

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The base case scenario in our Strategic Plan assumes moderate economic growth and increasing local environmental concern, which result in a growth rate for oil demand that is lower than the historical average.

Our commodity price forecasts are consistent with available market information, including independent macro-economic forecasts, industry commentator views, analysts and other thirty party experts, and are comparable to those of other forecasters, such as financial institutions, consulting firms and/or peer companies. They are continually reviewed to address relevant market changes, incorporate prior forecast errors in our models and monitor potential market disruption.

Along with reviewing our models and comparing and contrasting our own projections with forecast consensus and the views of other institutions and specialized firms on the market, our forecasting process also includes back testing analyses and a feedback process in order to continually improve our forecast techniques.

Comment 4:

From your response to prior comment 4, we note that your cash flow projections for impairment tests use oil price forecasts based on your Strategic Plan, which are made on a yearly basis through 2030. Tell us over what period of time you estimate your future cash flows to measure the value-in-use of your assets and explain how you have demonstrated your ability to accurately forecast cash flows over a period longer than 5 years. Refer to paragraph 35 of IAS 36.

Response:

We estimate our future cash flows based on the expected useful life of the asset and measure the value-in-use of our assets using forecasts based on our Business and Management Plan for the first five years, and on our Strategic Plan for the following years up to 2030. As presented in table 1 of our response to the prior comment 4, in the context of our previous Strategic Plan, average Brent prices forecasted over a period longer than 5 years were stable and ranged from 70 U.S.$/bbl to 72 U.S.$/bbl until 2030. After 2030, our projections are flat. This trend also exists in our projections of Real/U.S. dollar exchange rates and has not changed in our updated Strategic Plan.

The use of projections for a period longer than five years for impairment testing purposes is customary in the oil and gas industry due to cash flows normally not being stabilized in the fifth year. For example, production curves of fields are not stabilized in the long run due to the natural decline of reservoirs. In addition, this practice is consistent with what we do in our reserve estimates. We base these estimates on technical and economic thresholds, because oil and gas price forecasts impact the economic feasibility of a field and determine the timing of abandonment and production of each producing field. Accordingly, our value-in-use calculations are based on assumptions that are consistent with those used in our reserve estimates.

The cash flow projections used to measure the value-in-use of our assets and CGUs are mainly based on the following assumptions:

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•	Brent prices, which significantly influence crude oil streams and oil products; and
•	Real/U.S. dollar exchange rates, as a portion of our revenues is derived from exports and international trading (approximately 10%), and our domestic price policy reflects import parity prices. A significant portion of our costs, ranging from 50% to 60%, is also denominated in U.S. Dollars.

These assumptions are relevant to virtually all of our business segments and their forecasts are consistent with the scenario described in our Strategic Plan.

Our model of Brent price forecast is based on a nonlinear relationship between variables that are intended to reflect market supply and demand fundamentals. Observable inputs are critical to this model, such as OPEC historical idle capacity, industry costs and oil and gas production forecasted by specialized firms.

The Real/U.S. dollar exchange rate projections are in line with macroeconomic assumptions of our Strategic Plan, such as the economic growth pattern of China and United States, the international market for commodities, the international monetary system operation and how the Brazilian economy is inserted in the international market. Observable inputs, such as risks, interest rates, commodity prices and economic growth, are also critical to our exchange rate forecast model and are derived from a global business and financial information and news firm, as well as from government institutions such as Brazilian Central Bank, the Federal Reserve (FED), the Brazilian Institute of Geography and Statistics (IBGE), among others.

Our ability to accurately forecast cash flows over a period longer than 5 years is mainly based on:

I.	Modeling techniques mainly based on observable inputs;
II.	Assumptions consistent with market evidence, such as independent macro-economic forecasts, industry commentators, or analysts and other third party experts; and
III.	Reviewing, comparing and contrasting our own projections with forecast consensus and the views of other institutions and specialized firms on the market, as well as back testing analyses and a feedback process in order to continually improve our forecast techniques. Annex A attached hereto illustrates this approach.

During these processes, we perform a careful evaluation of the fundamentals supporting each projection, and if necessary, revise them in order to improve the accuracy of our cash flow projections.

Several variables used in our value-in-use calculations derive from our main assumptions set forth above. Our forecasts of such assumptions are consistent with market expectations, as described in Annex A, resulting in forecasts we believe to be accurate based on information available at the reporting date.

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* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2015 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2015 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +(55 21) 3224-2401 or Francesca Odell of Cleary Gottlieb Steen & Hamilton LLP at +1 (212) 225-2530.

Sincerely,

/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer

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[***]2

2 *** Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

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